Mail Stop 0407

      							April 29, 2005

Via U.S. Mail and Fax (561-750-0420)
Mr. Anton Lee Wingeier
Chief Financial Officer, Director
Adsouth Partners, Inc.
1515 N. Federal Highway, Suite 418
Boca Raton, FL  33432

	RE:	Adsouth Partners, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
		File No. 0-33135

Dear Mr. Wingeier:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A - Controls and Procedures, page 20

1. We note the statement that your chief executive officer and chief financial officer "believe that our disclosure controls and procedures, as defined in Rule 13a-14(c) of the Securities Exchange
Act of 1934, as amended, are designed to enable us to disclose the information required to be disclosed by us." Item 307 of Regulation
S-B, which became effective on August 14, 2003, requires you to "[d]isclose the conclusions of the small business issuer`s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the small business issuer`s disclosure controls and procedures." Please confirm to us in your response letter whether or not your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective. Further, please comply with this comment through appropriate disclosure in your future filings.
See
Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at <http://www.sec.gov/rules/final/33-8238.htm>.

2. Additionally, please confirm to us in your response letter whether you are using the definition of disclosure controls and procedures found in Rule 13a-15(e) or 15d-15(e), which became effective on August 14, 2003. Your current disclosure references Rule 13a-14(c).
See Securities Act Release No. 33-8238 (June 5, 2003).

3. We note your disclosure that your disclosure controls and procedures are "designed to enable us to disclose the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission`s rules and forms." Confirm to us in your response letter and revise in future filings to clarify, if true, that your disclosure controls and procedures are:

* designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange
Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms; and
* designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange
Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure

See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state, if correct, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective.

4. We note your disclosure that "As a result of their evaluation, there were no significant changes in our disclosure controls or procedures." Confirm to us in your response letter, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B, which became effective on August 14, 2003. Further, in future filings, please comply with Item 308(c) of Regulation S-B.
See also Section II.J. of Securities Act Release No. 33-8238 (June
5,
2003).

Note 1.  Summary of Significant Accounting Policies

Factored Receivables (Due to Factor), page F-14

5. Tell us in more details, citing accounting literature used, how you account for factored receivables. Provide us with journal entries giving effect to these transactions. Also:
* Tell us why the factoring company reserves 20% of receivables, given that you sell qualified receivables without recourse.
* Tell us why total fixed and variable discounts are included in interest expense.
* Tell us what is included in the due to factor.
* Tell us and disclose in future filings the amount of receivables sold.
* Tell us how you considered SFAS 140.

		Investment in Product Line Rights, page F-15

6. We note that in February 2004, you acquired Dermafresh, Inc., whose sole asset was the Dermafresh Product Line. The acquisition cost is included in other assets and is being amortized as an expense against the sales of the Dermafresh product as calculated as the percentage of sales of the Dermafresh line in any period to the total expected sales over the life of the Dermafresh Line. We also note on page 6 of your Risk Factors that you have no patent rights to your products or registered trademark for the Dermafresh name. Addressing accounting literature used, tell us in more detail how you accounted for this purchase. Also:
* Tell us how you estimate the total expected sales over the life of the Dermafresh Line.
* Tell us whether you acquired a business, an asset, marketing rights, or distribution rights. Refer to accounting literature used.

7. We also note on page 16 of your MD&A that since December 31, 2004, you have either acquired or obtained marketing rights to a number of additional products and your strategy contemplates that you will seek to acquire additional products. Tell us your accounting for these transactions. Refer to accounting literature used.

Revenue Recognition, page F-15

8. We note on page 15 of your MD&A that a major client that accounted for approximately 67% of you advertising revenue in 2004, was unable to pay a significant portion of the money it owed you. As a result you wrote off approximately $482,000 of accounts receivable. In addition on page 19 you state that in January 2005, you accepted restricted stock in payment of the outstanding receivable due from such customer. Given the fact pattern above, tell us how you meet "collectability is reasonably assured" criteria as addressed in SAB
101 and SAB 104.

9. We also refer to your statement that revenue from the sale of products are recognized upon the shipment of the goods being sold and are net of estimated returns and other promotional allowances.
Given
that you introduced your products to the market in June 2004 (6 months ago), tell us why you believe you can reasonably estimate return and other promotional allowances as addressed in paragraph 6 and 8 of SFAS 48. Tell us how you meet the "delivery and acceptance" criteria addressed in SAB 101 and SAB 104.


Exhibit 31.1
Exhibit 31.2

10. Please confirm to us in your response letter that your chief financial officer meant to certify this annual report on Form 10-
KSB,
rather than "this quarterly report" as stated in your Exhibit
31.2.

11. In future filings, please remove your exhibits from the body of the periodic report. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding comments 5 through 9 on the financial statements and related matters. If you have questions regarding comments 1-4, 10, and 11 please contact Dan Zimmerman at
(202) 551-3367.  Please contact me at (202) 551-3810 with any other
questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Anton Lee Wingeier
Adsouth Partners, Inc.
April 29, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE